REGISTRATION STATEMENT NO. 33-78284
                                                                  RULE 424(b)(3)

PROSPECTUS
----------



                      ATLANTIC GULF COMMUNITIES CORPORATION

                         189,876 SHARES OF COMMON STOCK

         This Prospectus relates to the offering and resale by First Union Bank of Florida (the "Trustee" or the "Selling Stockholder"), as trustee under a Restated, Amended and Consolidated Trust (the "Trust") of up to 189,876 shares of common stock, $.10 par value (the "Common Stock"), of Atlantic Gulf Communities Corporation, a Delaware corporation (the "Company"). The shares of Common Stock to which this Prospectus relates have been registered under the Securities Act of 1933, as amended (the "Securities Act"), on behalf of the Selling Stockholder to permit their public sale or other distribution. See "Selling Stockholder" and "Plan of Distribution."

         The net proceeds of the sale of the Common Stock will be held by the Trustee for the Trust. The Trust is the successor to the trusts created pursuant to the Company's Plan of Reorganization to provide funds to satisfy certain remaining Company obligations following the completion of the reorganization. The Trustee will, from time to time, disburse funds from the Trust to the Company for use in meeting such obligations. See "Selling Stockholder."

         The Common Stock is traded on the NASDAQ National Market System under the symbol "AGLF." The last reported sale price of the Common Stock on the NASDAQ National Market System on July 1, 1997 was $6.75. See "Price Range of Common Stock and Dividends."

                         -------------------------------

         SEE "RISK FACTORS" FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                         -------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
         THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              --------------------

         The Common Stock may be sold from time to time by the Selling Stockholder through dealers, brokers or other agents at market prices prevailing at the time of sale. The Company will bear substantially all of the expenses incident to the registration of the Common Stock, which are estimated to be approximately $30,000. The Selling Stockholder and any dealers, brokers or agents that participate with the Selling Stockholder in the distribution of the Common Stock to which this Prospectus relates may be deemed to be "underwriters" within the meaning of the Securities Act and any commissions received by them and any profit on the resale of such Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution."

                   The date of this Prospectus is July 3, 1997

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER WOULD BE UNLAWFUL. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.


                                TABLE OF CONTENTS

                                                                       PAGE
                                                                       ----

Available Information                                                    2
Documents Incorporated by Reference                                      3
The Company                                                              4
Recent Developments                                                      5
Risk Factors                                                             7
Price Range of Common Stock and Dividends                               11
Use of Proceeds                                                         12
Selling Stockholder                                                     12
Plan of Distribution                                                    13
Legal Matters                                                           14
Experts                                                                 14


                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission, including the Registration Statement on Form S-3 of which this Prospectus is a part, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock is traded in the over-the-counter market and is listed in the NASDAQ National Market System. The Commission maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission. Copies of the Company's reports, proxy statements and other information filed with the Commission can also be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

         The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information regarding the Company and the securities offered hereby, reference is made to the Registration Statement and to the exhibits thereto.


                       DOCUMENTS INCORPORATED BY REFERENCE

         The following documents previously filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by this reference:

         (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1996, filed April 14, 1997, and Amendment No. 1 thereto filed on Form 10-K/A on April 30, 1997.

         (2) The Company's Current Report on Form 8-K filed February 18, 1997.

         (3) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, filed May 15, 1997.

         (4) The Company's Proxy Statement dated May 21, 1997.

         (5) The Company's Current Report on Form 8-K filed June 5, 1997.

         (6) The description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed under Section 12 of the Exchange Act, dated March 20, 1992.

         All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to termination of the offering of the Common Stock shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date any such document is filed. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request, a copy of any and all of the documents incorporated by reference herein, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents. Any such request may be directed to Atlantic Gulf Communities Corporation, Attention: Thomas W. Jeffrey, Esq., at the Company's principal executive offices, which are located at 2601 South Bayshore Drive, Miami, Florida 33133-5461, telephone number (305) 859-4000.

         UNLESS THE CONTEXT OTHERWISE REQUIRES, (I) REFERENCES TO THE "COMPANY" INCLUDE ATLANTIC GULF COMMUNITIES CORPORATION AND ITS WHOLLY OWNED SUBSIDIARIES, AND (II) REFERENCES TO "ATLANTIC GULF" REFER SOLELY TO ATLANTIC GULF COMMUNITIES CORPORATION.


                                   THE COMPANY

         The Company is a Florida-based real estate development and asset management company. The Company's primary lines of business are acquisition, development and sale of new subdivision and scattered developed homesites, sale of land tracts and residential construction and sales. Additional lines of business which contribute to the Company's overall operations include portfolio management of mortgages and contracts receivable and environmental services.

         The Company acquires and develops real estate to: (a) enhance the value of certain properties, (b) maintain a continuing inventory of marketable tracts and (c) supply finished homesites to builders in Florida's fastest growing markets. The Company's acquisition and development activities are comprised of four primary functions: business development, planning, community development and residential construction.

         The Company's goal is to produce superior returns for stockholders by liquidating assets of the Predecessor Company (as defined below), paying off debt, matching overhead to development and construction activities, and becoming the leading supplier of finished homesites to independent homebuilders in Florida's fastest growing markets and in selected primary markets in the southeastern United States, without the exposure entailed in carrying a substantial inventory of land.

         The Company and its predecessors have been operating as community developers in Florida since 1955. Atlantic Gulf's immediate predecessor, General Development Corporation (the "Predecessor Company"), was among the largest community developers in Florida. In 1990, the Predecessor Company and certain of its subsidiaries commenced proceedings under Chapter 11 of the Bankruptcy Code (the "Reorganization Proceedings") to reorganize their business. Atlantic Gulf emerged from the Reorganization Proceedings pursuant to a plan of reorganization (the "POR") that became effective on March 31, 1992 (the "POR Effective Date").

         The Company was incorporated in Delaware in 1928. Its executive offices are located at 2601 South Bayshore Drive, Miami, Florida 33133-5461, and its telephone number is (305) 859-4000.

                               RECENT DEVELOPMENTS

THE APOLLO TRANSACTION

         The Company and AP-AGC, LLC, a Delaware limited liability company ("Apollo"), have entered into an Amended and Restated Investment Agreement dated as of February 7, 1997, amended as of March 20, 1997, and amended and restated as of May 15, 1997 (the "Investment Agreement") which provides that, subject to the prior satisfaction of certain conditions, the Company would issue to Apollo
(a) up to 2,500,000 shares of 20% Series A Cumulative Redeemable Convertible Preferred Stock (the "Series A Preferred Stock") with a liquidation preference of $10 per share at a per share price of $9.88 and Warrants to purchase up to 5,000,000 shares of Common Stock ("Investor Warrants") at a per warrant price of $0.06. Apollo agreed to purchase at least 500,000 shares of Series A Preferred Stock and 1,000,000 Investor Warrants at a closing to occur promptly following stockholder approval. From time to time thereafter and until Apollo has acquired all of the 2,500,000 shares of Series A Preferred Stock and the 5,000,000 Investor Warrants, Apollo agreed to purchase, subject to the terms and conditions of the Investment Agreement, additional Series A Preferred Stock and Investor Warrants to enable the Company to invest in real estate development projects approved by the Company's board of directors and Apollo. If the Company has not presented Apollo with real estate development projects pursuant to which Apollo has invested the aggregate purchase price of $25,000,000, on the terms and conditions set forth in the Investment Agreement, (a) Apollo will be entitled at any time to acquire all of the Series A Preferred Stock and Investor Warrants not acquired by it prior thereto and (b) from and after June 30, 1998, the Company will be entitled at any time to require Apollo to purchase all of such Series A Preferred Stock and Investor Warrants, provided that no Event of Default (as defined in the Note Agreement) shall have occurred and, except for an Event of Default which is or results from a Bankruptcy Event (as defined), shall then exist (the "Apollo Transaction"). The Company, certain of its subsidiaries and Apollo have also entered into a Secured Note Agreement dated as of February 7, 1997, and amended and restated as of May 15, 1997 (the "Note Agreement" and, together with the Investment Agreement, the "Agreements"). Apollo is an affiliate of Apollo Real Estate Investment Fund II, L.P., a private real estate investment fund, the general partner of which is Apollo Real Estate Advisors II, L.P., a New York-based investment fund.

THE PRIVATE PLACEMENT

         Concurrent with and as a condition to the closing of the Apollo Transaction, the Company sold in a private placement, for an aggregate purchase price of $20 million, (i) 1,776,199 shares of Common Stock for $10 million and
(ii) 1,000,000 shares of Series B Preferred Stock and Series B Warrants (consisting of 666,667 Class A Warrants, 666,666 Class B Warrants and 666,666 Class C Warrants) to purchase 2,000,000 shares of Common Stock, for $10 million (the "Private Placement").

THE RIGHTS OFFERING

         The Investment Agreement contemplates that the Company will make available for sale to the Company's stockholders in a rights offering units composed of 1,000,000 shares of Series B Preferred Stock with a liquidation preference of $10 per share and Warrants to purchase 2,000,000 shares of Common Stock ("Units"), for an aggregate purchase price of $10 million (the "Rights Offering"). The Company currently anticipates commencing the Rights Offering during the third quarter of 1997 to stockholders of record on June 20, 1997.

STOCKHOLDER APPROVAL AND FIRST CLOSING

         The issuance of the Series A Preferred Stock, the Investor Warrants and the Units were conditioned on approval by the Company's stockholders of an Amended and Restated Certificate of Incorporation of the Company which contains certain amendments (the "Charter Amendments") to the Company's certificate of incorporation required to effect the transactions contemplated by the Investment Agreement, including the Rights Offering. Stockholders approval of the Charter Amendments and of the Apollo Transaction, the Private Placement and the Rights Offering was obtained at the Company's annual meeting of stockholders held on June 23, 1997. In conjunction with the closing on the issuance of the Series A Preferred Stock and the Investor Warrants on June 24, 1997, the following transactions occurred:

         1. CHARTER AMENDMENTS. The Company filed with the State of Delaware the Charter Amendments which, among other things, increased the number of authorized shares of Common Stock from 15,665,000 to 70,000,000 and authorized the issuance of 4,500,000 shares of Preferred Stock, 2,500,000 of which are designated Series A Preferred Stock and 2,000,000 of which are designated Series B Preferred Stock.

         2. SALE OF SERIES A PREFERRED STOCK AND INVESTOR WARRANTS. For an aggregate purchase price of $5,534,752, the Company issued to Apollo 553,475 shares of Series A Preferred Stock and Investor Warrants (consisting of 368,983 Class A Warrants, 368,983 Class B Warrants and 368,984 Class C Warrants) to purchase 1,106,950 shares of Common Stock at a per share purchase price of $5.75 (subject to adjustment).

         3. THE BOARD. The number of directors was reduced from 10 to seven and three Apollo designees were elected to the Board.

THE SECOND CLOSING

         On June 30, 1997, the Company issued for an aggregate purchase price of $3,340,000 to Apollo 334,000 additional shares of Series A Preferred Stock and Investor Warrants (consisting of 222,666 Class A Warrants, 222,667 Class B Warrants and 222,667 Class C Warrants) to purchase an additional 668,000 shares of Common Stock at a per share purchase price of $5.75 (subject to adjustment).

         The Company's Proxy Statement dated May 21, 1997 includes further information with respect to the Apollo Transaction, the Private Placement, the Rights Offering and related matters. See "Documents Incorporated by Reference."

                                  RISK FACTORS

HIGH LEVEL OF DEBT; CAPITAL RESOURCES

         The Company has a high level of debt. Approximately $43.3 million of indebtedness to Foothill Capital Corporation ("Foothill Debt") matures in the next twelve months (approximately $21.67 million on each of December 31, 1997 and June 30, 1998). The balance of approximately $20 million of Foothill Debt and an additional $39.6 million in certain unsecured cash flow notes mature on December 31, 1998. The Company currently does not have sufficient liquidity and capital resources to satisfy such indebtedness and to implement fully its business plan. Management believes, however, that sufficient liquidity and capital resources to satisfy such indebtedness and to implement fully the Company's business plan will be provided by a combination of sources, including the Apollo Transaction, the Private Placement and the Rights Offering, the accelerated disposition of non-core tract and scattered homesite assets, the monetizing of predecessor assets, refinancings, and revenues from operations.

LOSSES

         During the year ended December 31, 1996, the Company had net income of approximately $1.2 million, including an extraordinary gain of approximately $13.7 million resulting from the extinguishment of debt and an operating loss of $12.5 million. The Company had a net loss of $20.6 million for the year ended December 31, 1995. During the first quarter of 1997, the Company incurred a net loss of $7.3 million compared to net income of $3.4 million during the first quarter of 1996 primarily due to a $5.7 million decrease in other income and a $3.8 million extraordinary gain in the first quarter of 1996 resulting from the cancellation of debt. The Company expects to achieve operating profitability through some combination of growth in revenues and reductions in debt, fixed expenses and overhead.

FLORIDA REAL ESTATE MARKET

         The Company's success is affected by the risks generally incident to the real estate business, including risks generally incident to the Florida real estate market. The Florida real estate market historically has been cyclical, and the Company's business may be affected by changes in the Florida and national economy and changes in the levels of interest rates. Any downturn in the Florida or national economy or increase in interest rates can have adverse effects on sales and profitability and on the Company's ability to make required payments on debt.

REGULATORY AND ENVIRONMENTAL MATTERS

         The Company's real estate operations are regulated by various local, regional, state and federal agencies. The extent and nature of these regulations include matters such as planning, zoning, design, construction of improvements, environmental considerations and sales activities. Local, regional, state and federal laws, regulations and policies regarding the protection of the environment directly affect the Company and its business. The Company has permits for certain of its development projects, issued by a variety of governmental entities. Ongoing permitting obligations may include a range of environmental, maintenance and monitoring obligations, including water quality monitoring, surface water management and wetlands mitigation.

         A small portion of the Company's land holdings contain residues or contaminants from current and past activities by the Company, its lessees, prior owners and operators of the properties and/or unaffiliated parties. Some of these areas have been the subject of cleanup action by the Company voluntarily or following the involvement of regulatory agencies. Additional cleanup in the future also may be required. The Company's business is subject to additional obligations under the environmental laws, relating to both ongoing operations as well as past activities. Compliance with environmental restrictions is likely to become more costly and time consuming for the Company in the future. The Company believes, however, that its obligations under the environmental laws will not have a material adverse affect on its business, results of operations or financial position.

         Certain of the Company's tract inventory is subject to permits and regulatory approvals which enhance the marketability of the property. In some cases, preserving the permits and approvals prior to sale could require additional development in the future, subject to growth thresholds such as traffic patterns. To the extent the Company chooses not to undertake development work required by a permit or approval for a specific tract within the indicated time period, the Company's targeted gross margins for that tract could be adversely affected based upon a revised development plan or land use.

COMPETITION

         Real estate operations, particularly in Florida, are highly competitive. Competition with respect to tract sales of Florida real estate has been heightened by the general lack of available bank financing for real estate acquisition and development which reduces the number of buyers who have the financial resources and development expertise to transform these tracts into finished homesites. For tract sales, the Company competes with other real estate sellers for developers/builders and other real estate investors on the basis of location, permitted uses, financing and price.

         In the development and sale of new homesite subdivisions, the Company has focused on acquiring new properties in Florida's primary markets and in selected primary markets in the Southeast. The supply of finished lots in the primary markets has been significantly reduced from its levels in recent years due to a combination of several factors, including a reduction in the capital available for the acquisition and development of new homesites and a reduction in the number of real estate developers active in new subdivision acquisition and development. Also, homebuilders are reluctant to acquire and develop finished homesites due to a lack of expertise and the substantial cost associated with carrying finished inventory. Nevertheless, the Company continues to compete on the basis of price, product and location with other developers and homebuilders in those markets.

         The secondary Florida markets, where the Company's scattered homesite inventory is located, are also highly competitive. With respect to the sale of scattered homesites in the secondary Florida markets, there is a significant oversupply of buildable homesites developed by the Predecessor Company remaining on the market. Because the primary buyers for the scattered buildable homesites are small independent homebuilders, the Company competes for their business on the basis of price and location.

ABSENCE OF DIVIDENDS

         No dividends have been declared or paid by the Company on its Common Stock. Based upon the Company's existing debt obligations, its anticipated net cash flows and its business plan, management does not anticipate the Company having available cash to pay any cash dividends on the Common Stock in the foreseeable future. Also, no cash dividends can be paid on Common Stock while any dividend arrearages exist on the Preferred Stock. Furthermore, the Company's current debt obligations prohibit the payment of any dividend (other than dividends payable solely in common stock or preferred stock of the Company).

EFFECT ON COMMON STOCK OF SHARES ELIGIBLE FOR FUTURE SALE

         The conversion of the Preferred Stock and the exercise of warrants and options, along with the issuance of Common Stock under other Company compensation plans, would result in the issuance of a substantial amount of Common Stock, thereby diluting the proportionate equity interests of the holders of the Common Stock. No prediction can be made as to the effect, if any, that future sales of Common Stock, or the availability of shares for future sales, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock (including shares issued upon the conversion of Preferred Stock or exercise of warrants or options), or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock.

CONTROL OF THE COMPANY BY APOLLO

         As long as Apollo holds at least 500,000 shares of Series A Preferred Stock, (a) the holder(s) of the Series A Preferred Stock will have the right to elect three of the seven Board members and (b) without Apollo's consent, the Company will not have the right to engage in or enter into any agreement with respect to certain major transactions. In addition to Apollo's right to elect three Board members, Apollo could obtain sufficient ownership of Common Stock having the power to elect one or more additional Board members, or otherwise significant voting power on matters other than the election of directors. Based upon certain assumptions, Apollo's percentage ownership of Common Stock could range up to approximately 49%. There can be no assurance regarding the effect that Apollo's influence on and participation in the Company's management will have on the Company's financial condition and performance. The foregoing, along with the issuance of the Series B Preferred Stock, could also have certain anti-takeover effects. Such effects could discourage and frustrate an attempt to acquire the Company, thus depriving Stockholders of the benefits that could result from such an attempt including a merger or tender offer in which Stockholders might receive a premium over the market price of their Common Stock.

AVAILABILITY OF NET OPERATING LOSS CARRYFORWARDS

         Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), limits a corporation's ability to carry forward its net operating losses and other tax attributes following a transfer of stock or changes in a corporation's equity structure which results in a "change of ownership." The determination of whether a change of ownership occurs is made by determining for each "five-percent shareholder" of the corporation the excess, if any, of his percentage ownership of the corporation's stock over his smallest percentage ownership during the three prior years. If the total of such increases exceeds 50 percentage points, there has been a change of ownership for purposes of
Section 382. A five-percent shareholder generally refers to any person that directly or indirectly owns five percent or more of the total value of the corporation's stock at any time during the three years analysis period. As a result of certain transactions, several less than five percent shareholders may be aggregated and treated as a single five-percent shareholder whose increase in ownership is taken into account. At December 31, 1996, the Company had approximately $207 million of unused net operating loss ("NOL") carry forwards which expire in years 1999 through 2010. Included in this amount is approximately $24.1 million of net operating loss attributable to certain legal entities that may only be used against future taxable income of these same entities. As reflected in the Company's audited financial statements for the year ended December 31, 1996, the tax effected NOL of approximately $78 million has been included in the valuation allowance which effectively reduces the net deferred tax asset to zero. For financial statement purposes, a valuation allowance is required if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. As a result of the Company's high basis in Predecessor assets and certain of the factors, it is possible that, even without a change of ownership, a substantial portion of its existing NOLs could expire before the Company was able to utilize them.

         The  Company   cannot   determine  at  this  time  whether  the  Apollo
Transaction,  the Private  Placement  and the Rights  Offering  will result in a
Section 382 change of ownership. That determination is dependent on several factors that are not known at this time (e.g., the portion of the stock issued in such transactions that will be acquired by actual or deemed five-percent shareholders and the Common Stock prices prevailing at the time the transactions are consummated). Once these factors are known, the Company may determine that the consummation of such transactions will result or have resulted in a change of ownership. Further, even if a change of ownership does not result immediately, such transactions will result in an increase in ownership of five-percent shareholders of the Company, and , therefore, will significantly increase the risk that a subsequent transaction within three years (over which the Company may not have control) would cause a change of ownership of the Company. If a change of ownership were to occur, the Company's ability to carry forward its existing NOLs to offset future income and gain would be subject to an annual limitation. The impact of this limitation cannot be predicted with any certainty because the amount of the limitation would depend on the value of the Common Stock and on interest rates in effect at the time the change of ownership occurred. However, based on recent Common Stock trading prices of $5.50 to $6.00 per share and on current interest rates, the Company's ability to utilize its existing NOLs would be limited to approximately $2.9 million to $3.2 million per year (reduced in the first five years following the change of ownership to the extent necessary to permit the deduction of certain realized tax operating losses that were built-in as of the change of ownership). If the restriction on the utilization of the NOLs did apply, a significant portion of the NOLs would expire before the Company was able to utilize them. Any unused annual NOL limitations as well as any tax operating losses generated after the change of ownership, adjusted for tax attributes existing prior to the change of ownership date, would carry forward for use in future years without restriction by Section 382.

REVERSE AND FORWARD STOCK SPLITS

         The Company's stockholders at the 1997 annual meeting approved an amendment to the Company's certificate of incorporation which authorizes the Board in its discretion to effect, prior to the annual meeting of stockholders in 1998, either of two different reverse stock splits of the Common Stock, followed by a forward stock split. Pursuant to the reverse stock split, each 100 or 200 shares, as determined by the Board, of the then outstanding Common Stock would be converted into one share. Stockholders who own fewer than 100 or 200 shares would no longer be stockholders of the Company but instead would be entitled to receive from the Company a cash payment based on the closing price of the Common Stock in lieu of receiving less than one whole share. Pursuant to the forward stock split, on the day following the reverse stock split, Common Stock then outstanding would be converted into the number of shares of Common Stock that such shares represented prior to the reverse stock split. Thus, if the stock split is effected, stockholders who currently own fewer than 100 or 200 shares of Common Stock, as applicable, would cease to be stockholders unless in the interim they acquire sufficient additional Common Stock on the open market or through the purchase and conversion of Series B Preferred Stock.

                    PRICE RANGE OF COMMON STOCK AND DIVIDENDS

         As of June 30, 1997, 11,509,077 shares of Common Stock were issued and outstanding, and 13,290 shares are held in a disputed claims reserve to be distributed as disputed unsecured claims are resolved under the POR. All shares in the disputed claims reserve will be distributed upon resolution of the remaining disputed claims. The Common Stock is quoted in the over-the-counter market on the NASDAQ National Market System under the symbol AGLF. The following table sets forth, for the periods indicated, the high and low closing sale prices of the Common Stock:

                                                      MARKET PRICE
                                                    FOR COMMON STOCK
                                                    ----------------

FISCAL YEAR                   QUARTER             HIGH             LOW
-----------                   -------             ----             ---

1995                          First               10 1/4            8 3/8
                              Second               9                5 3/4
                              Third                8 1/2            6 3/8
                              Fourth               7 5/8            6 1/4


1996                          First                6 3/4            5 3/8
                              Second               6 3/8            5 1/2
                              Third                6                4 7/8
                              Fourth               5 3/8            3 15/16


1997                          First                6                4 1/8
                              Second               6 41/64          5 1/2


         As of May 2, 1997, there were approximately 30,000 holders of record of Common Stock, which excludes holders whose stock is held in nominee or street name by brokers. The last reported sale price of the Common Stock on the NASDAQ National Market System on July 1, 1997, was $6.75.

         No dividends have been paid on the Common Stock during the last two fiscal years. Furthermore, under the Foothill Debt agreements the Company has agreed not to declare or pay any dividend (other than dividends payable solely in its common stock or preferred stock) on, or make any payment on account of, or set apart assets for a sinking or other analogous fund for, the purchase, redemption, defeasance, retirement or other acquisition of, any capital stock of the Company. See "Risk Factors -- Absence of Dividends."

                                 USE OF PROCEEDS

         The Common Stock offered hereby will be sold by the Selling Stockholder. The net proceeds of the sale of the Common Stock will be held by the Trustee for the Trust. The Trust is the successor to the trusts created pursuant to the POR to provide funds to satisfy certain remaining Company obligations following the completion of the Reorganization Proceedings. The
 Trustee will, from time to time, disburse funds from the Trust to the Company for use in meeting such obligations. See "Selling Stockholder."

                               SELLING STOCKHOLDER

         This Prospectus relates to the offering and resale of Common Stock by First Union National Bank of Florida (the "Trustee" or the "Selling Stockholder"), as trustee under the Restated, Amended and Consolidated Trust Agreement dated as of December 26, 1996 (the "Trust") by and among the Trustee, the Company and the State of Florida, Department of Business Regulation, Division of Florida Land Sales, Condominiums and Mobile Homes (the "Division"). The Trust is the successor to (i) the Division Class 14 Utility Fund Trust Agreement dated as of April 6, 1993 (the "Division Trust") by and among the Trustee, the Company and the Division and (ii) the Improvements Fund Trust Agreement dated as of April 6, 1993 (the "Improvements Trust") by and among the Trustee, the Company and the Division. The Restated, Amended and Consolidated Trust Agreement governing the Trust is an exhibit to the Company's Quarterly Report of Form 10-Q for the quarter ended March 31, 1997, which report and exhibit are incorporated herein by reference. The following summary of certain provisions of the Trust agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Trust agreement.

         The Improvements Trust was established pursuant to the POR to provide funding to install roads, drainage and other improvements as specified in a settlement between the Company and the Division. The Improvements Trust was funded by the Company with, among other things, 125,561 shares of Common Stock. The Division Trust was established pursuant to the POR to provide funding to ensure an adequate supply of utility-satisfied lots for certain unsecured creditors who met the terms and conditions of the POR. The Division Trust was funded by the Company with, among other things, 395,099 shares of Common Stock.

         The Trust was created as of December 26, 1996 by the combination of the Improvements Trust, the Division Trust and certain other trusts previously entered into among the Company, the Division and the Trustee and is intended to permit the more efficient administration of the matters previously administered by the separate trusts. Concurrently, a Utility Lot Trust was created to hold utility satisfied homebuilding lots, including the lots previously held by the trusts combined into the Trust. The lots in the Utility Lot Trust are contemplated to be used to fulfill certain obligations under the Lot Exchange Program established under the POR to provide utility satisfied lots to persons who purchased homebuilding lots from the Predecessor Company.

         The Trust provides that the Company may withdraw funds from the Trust from time to time upon certification of an officer of the Company to the Trustee that the Company will use the funds to replenish the number of lots in the Utility Lot Trust.

         The Trust provides that at such time as the number of non-utility satisfied lots owned by persons eligible for the Lot Exchange Program (the "Eligible Lots") is less than or equal to the number of utility satisfied lots held in the Utility Lot Trust, all assets of the Trust shall be disbursed to the Company and the Trust shall terminate. As a condition precedent to such disbursement and termination, the Company is required to provide a certification to the Division, based upon an independent analysis by a specified valuation firm, that the number of lots in the Utility Lot Trust equals or exceeds the number of Eligible Lots. At any time during the life of the Trust, with the consent of the Trustee, the Trust may disburse excess cash or Common Stock to the Company.

         The Trust provides that it will terminate upon the earlier of (i) full disbursement of the cash and other assets in the Trust, or (ii) receipt by the Trustee of a notice of revocation executed jointly by the Company and the Division (or executed by the Company or the Division and accompanied by a court order, as provided by the Trust), which notice shall direct the Trustee as to the disposition of the remaining assets held by the Trust.

         In December 1996, the Division and the Company agreed that the Trust was overfunded, and the Division permitted the Trust to release approximately $12 million to the Company. Nevertheless, the remaining obligations of the Trust and the Utility Lot Trust are substantial and are expected to continue for a number of years. Accordingly, the Company currently is unable to estimate the likelihood that excess proceeds (if any) from the sale of the Common Stock offered hereby will ultimately be disbursed to the Company.

         As of June 30, 1997, the Trust owned 221,865 shares of Common Stock, 189,876 of which are being offered hereby. After completion of the Offering, the Trust will own 31,989 shares of Common Stock, which it may offer and sell in future Offerings.


                              PLAN OF DISTRIBUTION

         The Trust provides that, beginning January 1, 1994 and continuing on each three-month anniversary of such date until December 31, 1998 (the "Terminal Date"), the Trustee shall determine how many shares of Common Stock are held in trust by the Trust (the "Remaining Stock"). Subject to certain exceptions set forth in the Trust agreement, the Trustee shall sell on the fifth business day in each calendar quarter of such year, or as promptly thereafter as market conditions reasonably permit, an amount of Common Stock (the "Quarterly Sale Amount") equal to (i) the Remaining Stock, divided by (ii) the number of calendar quarters remaining until the Terminal Date (E.G., in the quarter beginning on January 1, 1994, the Trustee shall sell one-twentieth of the Remaining Stock; in the next quarter, one-nineteenth, etc.). If there is any Remaining Stock as of January 1, 1999, the Trustee shall sell all such Remaining Stock during such calendar year. The Trustee is required by the Trust to effect sales of the Common Stock offered hereby in "ordinary trading transactions."

         The Trustee is required to delay or refrain from selling any Common Stock held pursuant to the Trust agreement and scheduled to be sold in a particular quarter if (i) the Division has instructed the Trustee to delay or refrain from such sale in writing based upon a determination by the Division that such sale of Common Stock is not in the interest of maximizing the fund created by the Trust as a result of extraordinary market conditions or (ii) the Trustee has determined that such sale would violate applicable securities or other laws.

         The Common Stock may be sold from time to time by the Selling Stockholder through dealers, brokers or other agents at market prices prevailing at the time of sale. The Trustee and any dealer, broker or other agent selling the Common Stock offered hereby for the Trustee or purchasing any such Common Stock from the Trustee for purposes of resale may be deemed to be an "underwriter" under the Securities Act and any compensation received by the Trustee, or such dealer, broker or other agent may be deemed underwriting compensation. Neither the Company nor the Trustee can presently estimate the amount of such compensation. The Company knows of no existing arrangements between the Trustee and any dealer, broker or other agent.

         To comply with certain states' securities laws, if applicable, the Common Stock offered hereby may be sold in such states only through brokers or dealers. In addition, in certain states the Common Stock may not be sold unless it has been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with.

         The Company has agreed to pay all of the expenses incurred in connection with the preparation and filing of this Prospectus and the related Registration Statement, including the fees and expenses in connection with the registration or qualification of the Common Stock offered hereby for sale under state securities laws.


                                  LEGAL MATTERS

         The validity of the Common Stock offered hereby has been passed upon for the Company by Arent Fox Kintner Plotkin & Kahn, Washington, D.C.


                                     EXPERTS

         The consolidated financial statements of the Company at December 31, 1996 and December 31, 1995 and for the years ended December 31, 1996, December 31, 1995 and December 31, 1994 incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.